UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Perma-Fix Environmental Services, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

714157203

(CUSIP Number)

Vinita K. Paul

Vice President, Chief Compliance Officer, General Counsel and Secretary

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

December 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,290,730 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,448,430 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,430 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14.	TYPE OF REPORTING PERSON IA

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON William J. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 1,290,730 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 1,448,430 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,430 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12%
14.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 27, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on July 25, 2017 (“Amendment No. 1”) and by Amendment No. 2 filed on August 30, 2017 (the Original Schedule 13D, as so amended, the “Amended Schedule 13D”), and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), and William J. Nasgovitz, an individual (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value per share (the “Common Stock), of Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”).  The purpose of this Amendment No. 3 to Schedule 13D is to update the Reporting Persons’ share ownership as a result of Heartland’s transactions in the Common Stock on behalf of its clients and to make updates to Annex 1 provided in response to Item 2 and Item 4.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 3 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 3 to Schedule 13D is incorporated herein by this reference.

Item 3. Source and Amount of Funds or Other Consideration

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years.  As of December 31, 2019, Heartland had acquired an aggregate of 1,448,430  shares of the Company’s Common Stock.  All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

Item 4. Purpose of Transaction

Item 4 of Amendment No. 1 is hereby deleted and replaced with the following:

Heartland acquired the Common Stock for investment purposes.

Heartland acquired the Shares with the belief that they were undervalued and has communicated with the Company’s management regarding ways to enhance stockholder value.  Depending on various factors, Heartland may, from time to time, take further actions to encourage the Company’s Board of Directors and management to pursue a sale or merger of the Company or a portion thereof and otherwise to enhance stockholder value. Such measures may include, without limitation, communicating with management, the Board of Directors, other stockholders and other interested parties regarding the Company’s operations, strategic business advice, ways in which the Company can improve performance and corporate governance, advising on the composition of the Board of Directors, including the merits of potential Board candidates, and one or more other items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Representatives of Heartland may attend the Company’s 2020 Annual Meeting of Stockholders and other stockholder meetings called by the Company or its stockholders in the future and may express Heartland’s views on the Company, its performance and Heartland’s views on ways to enhance stockholder value.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, the Reporting Persons may, at any time and from time to time, acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Client Accounts and Heartland’s fiduciary duty to such clients. The Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Company and its securities under the circumstances as they then exist.

Except as set forth above, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,083,478 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 4, 2019, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2019.

As of December 31, 2019, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 1,448,430 shares, or approximately 12%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, as of December 31, 2019, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 1,290,730 shares and shared dispositive power with respect to 1,448,430 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 1,290,730 shares of the Company’s Common Stock and shared dispositive power with respect to 1,448,430 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

A description of any transactions in the Common Stock by Heartland on behalf of its clients during the past sixty (60) days from the date hereof is set forth on Annex 2 attached hereto and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2020

HEARTLAND ADVISORS, INC.

By:    /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Vice President, Chief Compliance Officer,

General Counsel and Secretary

WILLIAM J. NASGOVITZ

By:    /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Attorney in Fact for William J. Nasgovitz

(Pursuant to Power of Attorney Previously Filed)

ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 North Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Bradford A. Evans	Senior Vice President
Kevin D. Clark	Senior Vice President
Vinita K. Paul	Vice President, Chief Compliance Officer, General Counsel and Secretary
Nicole J. Best	Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Matthew J. Miner	Director, Vice President and Chief Risk Officer
Michael D. Kops	Vice President
Colin P. McWey	Vice President
Andrew J. Fleming	Vice President

ANNEX 2
TRANSACTIONS

Trade Date	Reporting Person	Transaction Type[1]	Number of Shares	Price Per Share ($)
11/7/2019	Heartland	Sell	1,500	6.22
11/8/2019	Heartland	Sell	4,200	6.38
11/8/2019	Heartland	Sell	2,500	6.42
11/8/2019	Heartland	Sell	9,395	6.43
11/8/2019	Heartland	Sell	2,500	6.42
11/21/2019	Heartland	Sell	1,000	6.65
11/25/2019	Heartland	Sell	2,500	6.80
11/25/2019	Heartland	Sell	1,500	6.84
11/25/2019	Heartland	Sell	500	6.77
12/5/2019	Heartland	Sell	500	7.25
12/5/2019	Heartland	Sell	500	7.26
12/26/2019	Heartland	Sell	955	8.86
12/27/2019	Heartland	Sell	500	9.30
12/27/2019	Heartland	Sell	250	9.32
12/27/2019	Heartland	Sell	1,000	9.24

_______________________________

1 All trades were made in the open market.

INDEX TO EXHIBITS

Exhibit	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Original Schedule 13D)
2	Power of Attorney (incorporated by reference to Exhibit 2 of the Amendment No. 1 to Schedule 13D)